Ms. Karen L. Gallagher, PFO
Syntroleum Corporation
5416 S Yale, Ste 400
Tulsa, OK 74135
July 7, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn: Karl Hiller, Branch Chief

Re:	Syntroleum Corporation Form 10-K for the Fiscal Year ended December 31, 2010 Filed March 15, 2011 File No. 001-34490

Dear Sir:

The purpose of this letter is to respond to your letter dated June 16, 2011, commenting upon the Form 10-K (the “10-K”) of Syntroleum Corporation (the “Company”) for the year ended December 31, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for the Fiscal Year ended December 31, 2010

Exhibit 99.3

Dynamic Fuels, LLC Financial Statements

1.	We note that the auditor is not identified in the November 17, 2010 opinion. Please obtain and file an opinion that is signed by the auditor in an amendment to your annual report on Form 10-K.

As per your phone conversation with our counsel, thank you for agreeing to extend Syntroleum Corporation’s time to file an amendment to its Annual Report on Form 10-K in order to correct the inadvertent omission of the auditing firm’s name on the annual report of Dynamic Fuels LLC, which was attached as an exhibit to Syntroleum’s 10-K. As I understand your call, the extension is for 10 business days or until July 18, 2011. At this time we will file an amended 10-K.

As stated in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Karen L. Gallagher
Karen Gallagher, Principal Financial Officer